Exhibit 99.1

1 1 September 2022 Bit Digital is an American sustainability - focused generator of digital assets

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward - looking statements described under “Risk Factors” in Item 3.D of our most recent Annual Report on Form 20 - F for the fiscal year ended December 31, 2021. If any material risk was to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. Future changes in the network - wide mining difficulty rate or digital asset hash rate may also materially affect the future performance of Bit Digital’s production of digital assets. Additionally, all discussions of the Company’s financial metrics assume mining difficulty rates as of September 2022 except as otherwise noted. See “Safe Harbor Statement” below. Safe Harbor Statement: This presentation may contain certain “forward - looking statements” relating to the business of Bit Digital, Inc . (the “Company”), and its subsidiaries . All statements, other than statements of historical fact included herein are “forward - looking statements . ” These forward - looking statements are often identified by the use of forward - looking terminology such as “believes,” “expects,” or similar expressions, involving known and unknown risks and uncertainties . Although the Company believes that the expectations reflected in these forward - looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect . Investors should not place undue reliance on these forward - looking statements, which speak only as of the date of this presentation . The Company’s actual results could differ materially from those anticipated in these forward - looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website at http : //www . sec . gov . All forward - looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors . Other than as required under the securities laws, the Company does not assume a duty to update these forward - looking statements . 2 Investor Notice

Our Mission To build a leading North American digital asset mining platform while setting the standard for sustainability 3

Bit Digital Highlights Bit Digital Inc. (Nasdaq: BTBT) is a leading North American digital asset miner focused on sustainability Bit Digital is an institutional scale digital asset miner, with a fleet of 39,325 specialized computers, diversified across four states in the U.S. and one location in Canada Bit Digital maximizes ROE by focusing investment on mining assets, while leveraging strategic partnerships for access to physical infrastructure and low - cost energy Bit Digital is accelerating its expansion with proprietary channels to access miners (circumventing industry bottlenecks), and pre - negotiated hosting capacity Bit Digital is running approximately 69% of its miners on carbon free energy Bit Digital is led by seasoned finance and technology professionals based in New York City with deep experience in digital assets and mining Notes: Miner fleet figures including 2.7 EH/s and 39,325 miners represent owned fleet as of 8/31/22. $0.049 per kWh represents weighted average base power cost and hosting fees incurred for 2Q 2022 and excludes profit sharing arrangements. 4 states refers to contracted hosting capacity in Nebraska, New York, Texas, and Georgia. 69% carbon - free power refers to approximate run rate as of 6/30/2022 based on data reported by our hosts, publicly available sources and internal estimates. Not a guarantee of future results. 4

Balance Sheet as of 6/30/2022: $500 million ATM (effective with SEC and completely undrawn as of August 31, 2022) Zero leverage Our balance sheet continues to hold a net cash position 100% of announced miner purchases already funded › Total liquidity of $72.6 million (defined as cash ($45.6M), restricted cash, and digital assets) › › › › No remaining infrastructure capex funding commitments Balance sheet remains a competitive advantage Notes: Balance sheet data as of 6/30/2022. 5

NASDAQ: BTBT

Efficient hosting portfolio positioned for growth

With 228 MW of contracted hosting power, we are positioned for strong fleet growth in 2022 and beyond

Expected Hosting Roll-out Schedule


Expansion capacity
Current fleet and announced purchases
228 MW
105
123
56 MW
42 MW
Q2 2022
2H 2022
TBD

Note: Based on contracted hosting agreements and current expectations for hosting capacity delivery timing. Not a guarantee of future results.

Runway to 6.1 EH/s

Expansion power contracted	105.2 MW
Unit power consumption (S19j Pro)	0.003 MW
Fleet expansion capacity (S19j Pro)	34,504 Units
Hash rate per unit (S19j Pro)	100 TH/S
Implied fleet expansion	3.5 EH/S
Current fleet hash rate	2.7 EH/S
Pro forma hash rate	**6.1 EH/S**

Notes: Assumes Bitmain S19j Pro miners deployed into remainder of contracted hosting capacity, after full deployment of current fleet and announced purchases. Hash rate and unit power consumption estimates are approximate. Not a guarantee of future results.

BIT DIGITAL

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Bit Digital Introduces ETH Staking Bit Digital will expand from mining Bitcoin to also validating transactions on the Ethereum blockchain Will accumulate and actively stake ETH to generate yields Provides a new, predictable and recurring stream of digital asset rewards Diversifies into another blue - chip digital asset ecosystem and provides investors exposure to the smart contract economy Potential to power other leading proof of stake blockchains and introduce staking - as - a - service with trustless, institutional - grade infrastructure 7

NASDAQ: BTBT

The Ethereum Blockchain

Bit Digital will derive revenues from Ethereum network validator rewards – expected to increase substantially post- "Merge"

- Ethereum powers a smart contract economy that has made it the second biggest blockchain by market capitalization - ~$200 billion (as of July 2022) [1]
- Proliferation of use cases (DeFi, NFTs, Metaverse, DAOs, etc.) expected to drive network volume and ETH value
- Key upgrade, "The Merge", will make Ethereum a pure proof-of-stake network

PROOF OF WORK

Ethereum Miners

Compensation

Estimated

varies

Yield dependent on network usage

PROOF OF STAKE

Ethereum Validators

Compensation

Estimated

8.9%[3]

Est. yield on staked Ethereum

BENEFITS

99.95%[2]

less energy consumption than current P-o-W system

Reduced issuance + burning mechanism

expected to drive deflationary properties and appreciation potential

Increased security and scalability

Sources: (1) Per CoinMarketCap https://coinmarketcap.com/currencies/ethereum as of July 2022; (2) Per the Ethereum Foundation https://ethereum.org/en/energy-consumption; (3) Estimated post-Merge validator rewards inclusive of issuance, tips and MEV, based on Ultra Sound Money estimates as of August 22, 2022 (Source: https://www.ultrasound.money)

BIT DIGITAL

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Ethereum staking benefits Bit Digital stakeholders Revenue diversification with rewards denominated in ETH Yield bearing asset with deflationary properties NAV appreciation potential, through exposure to the smart contract economy – predicted to be a growing market Potential for ETH balances to compound over time Early entrant with permanent protected market share 9

How We Got Here Focus remains on sustainable growth February 2020 Commenced Bitcoin Mining 2021 May 2021 Joined Foundry USA Pool April 2021 Announced 40MW hosting agreement with Compute North October 2021 Announced closing of $80 Million private placement to institutional investors June 2021 Became Signatory to Crypto Climate Accord August 2021 Announced 35 MW strategic partnership with Blockfusion USA October 2021 Signed purchase agreement for 10,000 Antminers from Bitmain 2020 June 2021 Announced 20MW hosting partnership with Digihost Technologies July 2021 Announced Digihost partnership expanded to 120MW November 2021 Completed full migration of miner fleet to North America 2022 June 2022 Executed hash rate swap agreement and 20 MW agreement with Coinmint July 2022 Active hash rate exceeds 1 EH March 2022 37 % of fleet deployed in the U . S . 10

Bit Digital is infrastructure - light, maximizing return to shareholders and operational resiliency Texas Georgia Capital investment focused primarily on ASICs (mining computers), not physical infrastructure (data centers and power generation) We partner with best - in - class data center operators, allowing us to specialize on mining Giving us negotiating power to ensure lowest possible operational/electricity costs Distributed footprint across stable North America jurisdictions maximizes business resiliency Strategic partnerships poised to activate new power opportunities with renewables focus Maximizing shareholder ROE New York Note: Map locations shown refer to contracted hosting capacity in Nebraska, New York, Texas, and Georgia. Not intended to represent precise geographic locations. Nebraska Canada: 1 site 11

Owner and operator of among the world’s most efficient crypto mining data centers; powered by renewable energy A US leader in network development, hosting, and mining operations; 90% of operations are zero - carbon, 50% powered by renewable energy The Leader in high - performance 100% net carbon - neutral infrastructure and software solutions powering the world’s leading blockchain companies Leader in TIER 0 Œ data centers, focused on delivering the most sustainable, cost - effective computing providing efficient, highly scalable infrastructure for clients in the blockchain, cryptocurrency mining and the distributed computing space USA - based mining pool structured for stable payouts to miners, while setting new standards of professionalism, trust and transparency We are part of the US digital asset innovation ecosystem Part of the US ecosystem for digital assets Source: Respective companies' websites 12 A hosting company focused on renewable energy sources Coinmint operates one of the largest digital currency data centers in the world

ESG: We are a leader in digital asset sustainability Inspired by the Paris Climate Agreement, the CCA is a private sector - led initiative for the entire crypto community, focused on decarbonizing the cryptocurrency and blockchain industry. BMC is a voluntary and open forum of Bitcoin miners committed to the network and its core principles. BMC promotes transparency, shares best practices, and educates the public on benefits of bitcoin and mining We became the first listed miner we are aware of to engage an independent ESG consultancy to provide ongoing ESG reviews for greater transparency In April ‘21, we announced 40 MW of contracted hosting capacity with Compute North including their majority carbon - free facility in Nebraska In September ‘21, we contracted 35 MW at a former coal - fired power plant that was converted to run on primarily clean energy derived from abundant hydro power in upstate New York Our fleet was running on 69% carbon free energy as of June 30, 2022, without using any carbon credits or offsets Recognized thought leadership 13

Solving for Success Bitcoin mining is an industry with increasing barriers to entry Mining requires application - specific integrated circuits (“ASICs”) – advanced computers customized for bitcoin mining The supply of ASICs can be severely constrained. Procurement requires both access to the supply market, and a strong balance sheet Mining requires secure access to significant low - cost electricity – and fossil fuel sources are increasingly coming under scrutiny Resilient mining requires distributed operations within high rule of law jurisdictions (e.g., US and Canada) has solved for key success variables 14

Our strategy enables us to deploy capital with maximum efficiency and velocity Strategic Procurement Advantage Our miner procurement strategy is differentiated , allowing us to continue scaling even at times of industry supply constraints (e.g., chip shortages) Order Delivery Purchase Delivery Purchase Delivery Purchase Delivery Direct from Manufacturer Spot Market o Through our deep proprietary network, we enjoy unrivaled access to the spot market for miners o In parallel, we enjoy strategic relationships with leading manufacturers, enabling us to access ASICs on advantageous terms We operate on the industry defining ASICs* BITMAIN * Application - specific integrated circuits (“ASICs”) customized for bitcoin mining 15

Leadership Team BRYAN BULLETT Chief Executive Officer Mr. Bullett has over 20 years’ experience spanning financial services and technology. Since early 2020, he served as Managing Director for a boutique investment bank focused on FinTech and venture capital. From 2016 to 2019, he was US Head of Capital Markets for E&P Financial Group, a fund manager with $14 billion under advice, and one of the largest solar energy fund managers globally. From 2004 to 2016, he was an investment banker including at Bank of America Merrill Lynch, Deutsche Bank, and Friedman, Billings, Ramsey (FBR). Mr. Bullett first invested in bitcoin in 2013, originated and advised the first security token project for Manhattan real estate, was a seed investor in an early DeFi platform, and raised significant institutional capital in FinTech. Earlier in his career, he was a co - founder or early employee of technology - related businesses, two of which were acquired, by Google and Viacom respectively. Mr. Bullett received his BA from Brown University and MBA from Columbia Business School. SAM V. TABAR Chief Strategy Officer Mr. Tabar served as the Co - Founder and Chief Strategy Officer of Fluidity from April 2017 to June 2020. Prior to this, he held the title of Partner at FullCycle Fund which he served from December 2015 to April 2017. Prior thereto, he served as Director and Head of Capital Strategy (Asia Pacific Region) for Bank of America Merrill Lynch from February 2010 to April 2011. Prior to this, he was Co - Head of Marketing at Sparx Group from January 2004 to 2010. Prior thereto, he was an associate at Skadden, Arps, Meagher, Flom LLP & Affiliates from September 2001 to January 2004. Mr. Tabar received his Bachelor of Arts from Oxford University in 2000, and received his Master of Law (LL.M.) from Columbia University School of Law in 2001. He was associate editor of the Columbia Law Business Law Journal in 2000, and is a current member of the New York State Bar Association. 16

Leadership Team ERKE HUANG Chief Financial Officer & Director Mr. Huang had served as Co - Founder and advisor of Long Soar Technology Limited from August 2019 to October 2020; Founder and CEO of Bitotem Investment Limited from May 2018 to October 2019; Investment Manager of Guojin Capital from June 2016 to May 2018; Engineering Analyst of Crowncastle International from March 2013 to November 2014. Mr. Huang received Master’s degree in Civil & Environmental Engineering from Carnegie Mellon University and Bachler’s degree in Environmental Engineering from Southwest Jiaotong University. BROCK PIERCE Director Mr. Pierce has served as Chairman of the Board for Bitcoin Foundation and Integro Foundation since June 2014 and December 2017, respectively, and has served on the board for SRAX since 2021. He is a Founder and has served as a Managing Member of Percival Services since 2019. He is the Co - founder of EOS Alliance, Block.one, Blockchain Capital, and Tether. He has served as Advisor to Open Data Exchange, Paybook, The Element Group, Blog Inc., Metronome Token, Shyft Network, BLOCKv, and AirSwap. Pierce has been involved in Bitcoin mining since its genesis days, acquiring a significant portion of the first batch of Avalons and managed KNC’s China operation, one of the world’s first large - scale mining operations. He was also a seed investor in BitFury through Blockchain Capital and established the largest Bitcoin mining operation in Washington State. Pierce was on the first - ever Forbes List of “Richest People in Cryptocurrency” and was an Independent Party candidate for President of the United States. 17

33 Irving Place New York, NY 10003 United States +1 212 463 5121 IR@bit - digital.com 18 18